QUESTAR MARKET RESOURCES, INC.

180 East 100 South Street

P.O. Box 45601

Salt Lake City, Utah 84145-0601

April 8, 2010

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Delaying Amendment for Questar Market Resources, Inc.

Registration Statement on Form S-3 (File No. 333-165805)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, on behalf of Questar Market Resources, Inc. (the "Registrant"), I hereby file a delaying amendment with respect to its Registration Statement on Form S-3 (File No. 333-165805), filed with the Securities and Exchange Commission on March 31, 2010.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call the undersigned at 801.324.2648.

Very truly yours,

/s/Thomas C. Jepperson

Thomas C. Jepperson

Vice President and General Counsel,

Questar Corporation

Attorney for Questar Market Resources, Inc.